SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Material Fact - 02/19

Update on the construction schedule

Compamia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), hereby announces to its shareholders and the market in general that the Colíder Hydroelectric Power Plant is operating at the nominal load for the reliability test, which is the final requirement for the operational startup of generation unit 1. The Company also announces that it has completed all the scheduled stages for the test run period of the Santa Bárbara d’Oeste substation, belonging to the SPE Mata de Santa Genebra.

Generation Unit 1 of the Colíder Hydroelectric Power Plant

The Colíder Hydroelectric Power Plant successfully completed the commissioning testing of generation unit 1 and has been operating at the nominal load for the reliability test of 96 hours of uninterrupted operations since February 26, 2019. This test is intended to guarantee the operational safety and perfect functioning of the unit. After the reliability tests are completed, it is necessary to await the approval of the National Electrical System Operator (ONS) and the authorization of the Brazilian Electricity Regulatory Agency (ANEEL), scheduled for the beginning of March 2019.

SPE Mata de Santa Genebra

On February 25, 2019, all the stages planned for the test run period of the Santa Bárbara d’Oeste substation (300MVar/-300MVar static compensator), belonging to the SPE Mata de Santa Genebra, allowing the operation of this substation under the Commercial Operation regime.

The SPE Mata de Santa Genebra is still awaiting the issue of the Temporary Release Document (TLP - Termo de Liberação Provisória) by the ONS, without prejudice to the Commercial Operation date . The TLP will allow the SPE Mata de Santa Genebra to receive a portion of the Annual Permitted Revenue (APR) related to the Santa Bárbara d’Oeste substation, in the amount of R$10.8 million.

The project’s total expected APR is R$233.8 million, of which R$117.1 million related to COPEL's stake, and full receipt is subject to the startup of the other stages of the project.

Curitiba, February 28, 2019.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact our Investor Relations team:

ri@copel.com or +55 (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date February 28, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.